Exhibit 4.2

FORM OF

LANTRONIX, INC.

INDUCEMENT RESTRICTED STOCK UNIT AWARD AGREEMENT

As an inducement material to the hiring of Paul H. Pickle (the “Grantee”) as President and Chief Executive Officer, Lantronix, Inc., a Delaware corporation (the “Company”), hereby grants to the Grantee an award (the “Award”) of the number of restricted stock units set forth below (the “RSUs”). This Award is subject to all of the terms and conditions set forth in this Inducement Restricted Stock Unit (the “Inducement Agreement”). This Award is not issued pursuant to the Company’s Amended & Restated 2010 Stock Incentive Plan or any other equity incentive plan of the Company.

1.              Grant of Restricted Stock Unit. Effective as of May 1, 2019 (the “Grant Date”), the Company hereby grants to the Grantee an award of 250,000 RSUs, subject to the terms and conditions in this Inducement Agreement.

2.              Company’s Obligation. Each RSU represents the right to receive one share (each, a “Share”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”) on the applicable vesting date. Unless and until the RSUs vest, the Grantee will have no right to receive Shares under such RSUs. Prior to actual distribution of Shares pursuant to any vested RSUs, such RSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3.              Vesting Schedule. The RSUs awarded by this Agreement shall vest in accordance with the following schedule: (a) 62,500 RSUs shall vest on June 1, 2020; and (b) the remaining 187,500 RSUs shall vest in 12 equal quarterly installments of 15,625 each beginning on September 1, 2020, so that the RSUs will be fully vested on June 1, 2023.

4.              Forfeiture and Acceleration on Certain Terminations of Employment. If the Grantee’s ceases to be a service provider to the Company (i.e., employee or consultant) for any or no reason prior to vesting, the unvested RSUs awarded by this Inducement Agreement will thereupon be forfeited at no cost to the Company except as otherwise provided in this Section 4.

(a)               If the Grantee’s employment with the Company is terminated by the Company without Cause (as defined in the Offer Letter dated March 23, 2019 between the Grantee and the Company, which is referred to herein as the “Offer Letter”) or by the Grantee for Good Reason (as defined in the Offer Letter) before April 22, 2021, then (i) the number of RSUs that would have vested within the 12 months immediately following the date of termination of the Grantee’s employment will immediately vest; and (ii) any RSUs subject to the Award that are not vested after giving effect to the foregoing clause (i) shall terminate.

(b)               In addition, the RSUs, to the extent then outstanding and unvested, will vest in full if a Change in Control (as defined in the Offer Letter) occurs and, at any time within sixty (60) days before or one (1) year after the Change in Control, the Grantee’s employment is terminated by the Company without Cause or by the Grantee for Good Reason.

5.              Payment after Vesting. Any RSUs that vest in accordance with paragraph 3 will be paid to the Grantee (or in the event of the Grantee’s death, to his estate) in Shares no later than March 15th of the calendar year following the calendar year in which such RSUs vest.

6.              Tax Liability and Withholding. The Grantee shall be required to pay to the Company, and the Company shall have the right to deduct from any compensation paid to the Grantee pursuant to this Inducement Agreement, the amount of any required withholding taxes in respect of the RSUs and to take all such other action as the Administrator deems necessary to satisfy all obligations for the payment of such withholding taxes. The Administrator may permit the Grantee to satisfy any federal, state or local tax withholding obligation by any of the following means, or by a combination of such means:

(a)               tendering a cash payment.

(b)              authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable or deliverable to the Grantee as a result of the vesting of the Restricted Stock Units; provided, however, that no shares of Common Stock shall be withheld with a value exceeding the minimum amount of tax required to be withheld by law.

(c)               delivering to the Company previously owned and unencumbered shares of Common Stock.

7.              Payments after Death. Any distribution or delivery to be made to the Grantee under this Agreement will, if the Grantee is then deceased, be made to the administrator or executor of the Grantee’s estate. Any such administrator or executor must furnish the Company with (i) written notice of his or her status as transferee, and (ii) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

8.              Rights as Stockholder. Neither the Grantee nor any person claiming under or through the Grantee will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Grantee or Grantee’s broker.

9.              Administration of RSUs. Subject to the provisions of this Inducement Agreement, the Compensation Committee of the Board of Directors of the Company (the “Administrator”) will have the authority, in its discretion: (i) to construe and interpret the terms of this Inducement Agreement; (ii) to modify or amend each Award (subject to Section 15 of this Inducement Agreement); and (iii) to make all other determinations deemed necessary or advisable for administering this Inducement Agreement.

10.            Adjustments; Merger or Change in Control.

(a)               Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under this Inducement Agreement, will adjust the number and class of Shares that may be delivered upon vesting of the RSUs.

(b)               Dissolution or Liquidation. To the extent not previously settled, this Award shall terminate immediately prior to the dissolution or liquidation of the Company.

(c)               Change in Control. Subject to Section 4(b), in the event of a Change in Control, the Award will be treated as the Administrator determines in accordance with the authorizations presented herein, including, without limitation, that the Award will be assumed or an equivalent award or right substituted by the successor corporation or a parent or subsidiary of the successor corporation (the “Successor Corporation”). In the event that the Successor Corporation does not assume or substitute for the Award, the RSUs will fully vest. For the purposes of this subsection (c), the Award will be considered assumed if, following the Change in Control, the Award confers the right to receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of the Company’s Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the Successor Corporation, the Administrator may, with the consent of the Successor Corporation, provide for the consideration to be received upon vesting of the RSUs, for each Share subject to such Award, to be solely common stock of the Successor Corporation equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. If the Company is a party to a Change in Control, then the RSUs will be subject to the provisions of this paragraph, provided that any action such taken must either (a) preserve the exemption of Award from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or (b) comply with Code Section 409A (by way of example, if the Award is determined to be nonqualified deferred compensation subject to Section 409A, the settlement described above in connection with a Change in Control shall be made on the settlement date specified in this Inducement Agreement, provided that settlement may be accelerated in accordance with Treasury Regulation Section 1.409A-3(j)(4)).

11.            No Effect on Employment. The Grantee’s employment with the Company is on an at-will basis only. Accordingly, nothing in this Inducement Agreement confers upon Grantee any right with respect to continuing the Grantee’s relationship as an employee of the Company, nor will this Inducement Agreement interfere in any way with the Grantee’s right or the Company’s right to terminate such relationship at any time, with or without cause, to the extent permitted by applicable laws.

12.            Grant is Not Transferable. Except to the limited extent provided in paragraph 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

13.            Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

14.            Amendment. The Administrator may at any time amend this Inducement Agreement; provided, however, that no amendment of this Inducement Agreement will impair the rights of the Grantee, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

15.            Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to the Grantee (or his estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

16.            Code Section 409A. Notwithstanding anything in this Inducement Agreement to the contrary, this Inducement Agreement is intended to comply with the “short-term deferral” rule set forth in Treasury Regulation Section 1.409A-1(b)(4), promulgated under Section 409A of the Code. Notwithstanding the foregoing, if it is determined that the Award fails to satisfy the requirements of the short-term deferral rule and is otherwise determined to be nonqualified deferred compensation subject to Section 409A, and if the Grantee is a “Specified Employee” (within the meaning set forth in Section 409A(a)(2)(B)(i) of the Code) as of the date of his “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h) and without regard to any alternative definition thereunder), then the issuance of any shares that would otherwise be made upon the date of the separation from service or within the first six (6) months thereafter will not be made on the originally scheduled date(s) and will instead be issued in a lump sum on the date that is six (6) months and one day after the date of the separation from service, with the balance of the shares issued thereafter in accordance with the original vesting and issuance schedule set forth above, but if and only if such delay in the issuance of the shares is necessary to avoid the imposition of adverse taxation in respect of the shares under Section 409A of the Code. Each installment of shares that vests is intended to constitute a “separate payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2).

17.            Governing Law. This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice-of-law provisions).

[Signature page follows.]

By your signature and the signature of the Company’s representative below, you and the Company agree that this Award is granted under and governed by the terms and conditions of the Plan and this Agreement. Grantee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of the Plan and this Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and this Agreement. Grantee further agrees to notify the Company upon any change in the residence address indicated below.

GRANTEE	LANTRONIX, INC.

Signature:	Signature:
Print Name:	Print Name:
Date:	Title:
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